
13030191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53244 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE ADVISORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I STREET, NW, SUITE 800
(No. and Street)

| WASHINGTON | DC | 20006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE WEIL (202) 367-3000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON, GREENSPON & CO., P.C.
(Name – *if individual, state last, first, middle name*)

| 4035 RIDGE TOP RD., SUITE 700 | FAIRFAX | VA | 22030 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/8/13

## OATH OR AFFIRMATION

I, EUGENE WEIL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE ADVISORS, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title


NOTARY PUBLIC
COMMISSION
EXPIRES
10/14/2017
DISTRICT OF COLUMBIA

Notary Public

District of Columbia: SS
Subscribed and Sworn to before me
this 20 day of Feb, 2013

Mindy D. Van Woerkom, Notary Public, D.C.
My commission expires October 14, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

# MILESTONE ADVISORS LLC

YEAR ENDED DECEMBER 31, 2012

# MILESTONE ADVISORS LLC

# FINANCIAL REPORT
# YEAR ENDED DECEMBER 31, 2012

## CONTENTS

THOMPSON,
GREENSPON
& CO.,P.C.

Certified Public Accountants
Management Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Milestone Advisors LLC
McLean, Virginia

**Report on Financial Statements**

We have audited the accompanying statement of financial condition of Milestone Advisors LLC, as of December 31, 2012, and the related statements of income, comprehensive income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



4035 Ridge Top Road, #700, Fairfax, Virginia 22030 (703) 385-8888 FAX (703) 385-3940
E-Mail Address - tgcinfo@tgccpa.com Home Page Address - http://www.tgccpa.com
*Member of American Institute of Certified Public Accountants Division for CPA Firms*

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The supplementary Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Computation of Net Capital) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The Computation of Net Capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the Computation of Net Capital is fairly stated in all material respects in relation to the financial statements as a whole.



Fairfax, Virginia
February 20, 2013

# MILESTONE ADVISORS LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

| | |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash | $ 10,313,667 |
| Note receivable | 5,244,376 |
| Accounts receivable (net of assigned receivables of $3,500,000) | 4,349,620 |
| Due from employees | 516,274 |
| Other assets | 100,000 |
| Total Current Assets | 20,523,937 |
| **Investments, at fair value** | 13,125 |
| **Total Assets** | $ 20,537,062 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **Current Liabilities** | |
| Bank overdraft payable | $ 2,281,018 |
| Accounts payable and accrued liabilities | 2,145,409 |
| Purchase price adjustment to Houlihan | 112,517 |
| Due to parent | 87,862 |
| Deferred revenue | 640,514 |
| Total Current Liabilities | 5,267,320 |
| **Member's Equity** | 15,269,742 |
| **Total Liabilities and Member's Equity** | $ 20,537,062 |

The Notes to Financial Statements are an integral part of this statement.

MILESTONE ADVISORS LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| **Revenue** | |
| Advisory fees | $ 20,831,230 |
| Reimbursed expenses | 756,298 |
| Interest and other income, net | 23,150 |
| | 21,610,678 |
| **Expenses** | |
| Compensation and benefits | 17,880,326 |
| Management and professional fees | 2,942,099 |
| Administrative expenses | 1,551,889 |
| Travel and entertainment | 988,648 |
| Occupancy | 452,076 |
| Total Expenses | 23,815,038 |
| **Loss from Operations, before extraordinary gain** | (2,204,360) |
| **Extraordinary Gain on Asset Sale of Company** | 15,711,718 |
| **Net Income** | $ 13,507,358 |

The Notes to Financial Statements are an integral part of this statement.

# MILESTONE ADVISORS LLC

## STATEMENT OF COMPREHENSIVE INCOME
## YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| Net Income | $ 13,507,358 |
| Other Comprehensive Income: | |
| Unrealized holding gain on available-for-sale investments | 2,625 |
| Comprehensive Income | $ 13,509,983 |

The Notes to Financial Statements are an integral part of this statement.

# MILESTONE ADVISORS LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2012

| | Accumulated Other Comprehensive Income | Member's Equity Excluding Accumulated Other Comprehensive Income | Total Member's Equity |
|---|---|---|---|
| Balance, December 31, 2011 | $ 2,625 | $ 3,207,134 | $ 3,209,759 |
| Distributions | - | (1,450,000) | (1,450,000) |
| Other comprehensive income | 2,625 | - | 2,625 |
| Net income | - | 13,507,358 | 13,507,358 |
| Balance, December 31, 2012 | $ 5,250 | $ 15,264,492 | $ 15,269,742 |

The Notes to Financial Statements are an integral part of this statement.

MILESTONE ADVISORS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 13,507,358 |
| Adjustments to reconcile net income to net cash used by operating activities | |
| Gain on asset sale of company | (15,711,718) |
| Depreciation and amortization | 30,183 |
| (Increase) Decrease in | |
| Accounts receivable | (4,616,397) |
| Accounts receivable assigned as compensation | 3,500,000 |
| Prepaid expenses | 14,292 |
| Increase (Decrease) in | |
| Accounts payable and accrued liabilities | (167,687) |
| Due to parent | 40,225 |
| Deferred rent | (487) |
| Deferred revenue | 190,465 |
| Net Cash Used by Operating Activities | (3,213,766) |
| **Cash Flows from Investing Activities** | |
| Due from employees | (516,274) |
| Purchase of equipment | (15,816) |
| Proceeds received from asset sale of company | 10,954,624 |
| Cash required as part of asset sale | (658,001) |
| Net Cash Provided by Investing Activities | 9,764,533 |
| **Cash Flows from Financing Activities** | |
| Bank overdraft payable | 2,281,018 |
| Distributions | (1,450,000) |
| Net Cash Provided by Financing Activities | 831,018 |
| **Net Increase in Cash** | 7,381,785 |
| **Cash, beginning of year** | 2,931,882 |
| **Cash, end of year** | $ 10,313,667 |
| **Schedule of Non-Cash Investing and Financing Activities:** | |
| Assets and liabilities sold as part of asset sale of company, net of cash above | $ (70,719) |
| Note receivable received as consideration for asset sale of company | $ 5,244,376 |
| Escrow funds as consideration for asset sale of company | $ 100,000 |
| Unrealized holding gain on available-for-sale investments | $ 2,625 |

The Notes to Financial Statements are an integral part of this statement.

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Purpose

Milestone Advisors LLC, a Delaware limited liability company (the Company), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule.

The Company engages in investment banking services, which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Company also provides loan asset valuation services of financial institutions under a long-term contract with a Federal agency. The Company operated from leased facilities located in Washington, DC provided by its sole member, Milestone Merchant Partners, LLC (MMP or Parent) and leased facilities in Miami, Florida, Newport Beach, California and New York, New York. Services are provided in the United States of America.

On December 31, 2012, the Company entered into an Asset Purchase Agreement (the Agreement) by and among Milestone Merchant Partners, LLC and Milestone Advisors LLC, as Sellers, Eugene S. Weil, John J. Nelligan, Jeffrey M. Levine and Timothy W. Stute, as Principals, and Houlihan Lokey, Inc., (Houlihan) as Purchaser to sell certain assets and liabilities to Houlihan, including all existing and open client engagements. Additionally, the Agreement provided that all employees of the Company would become employees of Houlihan effective January 1, 2013.

The Company will continue to operate as a non-clearing broker-dealer under FINRA. The Company will actively work with its clients to transfer and assign its engagement agreements to Houlihan. At such time that all contracts have either been transferred or completed, the Company will withdraw its membership in FINRA. See additional details of sale in Note 9.

As an LLC, no member shall be personally liable for any debt, liability or other obligation of the Company, and no member shall have any liability in excess of the amount of its capital contributions, its share of any assets and undistributed profits of the Company, and the amount of any wrongful distribution to the member. There is only one class of member.

### Allocation of Expenses

The Company is party to an expense sharing agreement with MMP. In accordance with that agreement, certain operating expenses are allocated to the Company from MMP. The Company also has a revenue and expense sharing agreement with another affiliate of MMP, Forza Advisors LLC (Forza). In accordance with that agreement, Forza is compensated by the Company for certain professional services it provides to the Company.

### Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable, and collectability is reasonably assured.

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Revenue Recognition** (continued)

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Fees arising from loan valuations are recorded when the loan pools are sold. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Interest and other income includes interest earned on cash balances and dividends received from investments.

**Collectability of Accounts Receivable**

The Company does not maintain an allowance for doubtful accounts. Based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions, it is the opinion of management that an allowance is not required. In the event of a client default on its obligations to the Company, the Company recognizes that expense as a bad debt expense. In 2012, $125,000 was charged to bad debt expense, which is reflected on the statement of income.

At December 31, 2012, accounts receivable greater than 90 days past due was $95,844.

On December 31, 2012, the Company assigned $3,500,000 out of $7,849,620 of its accounts receivable balance as compensation to four of its managing directors.

**Investments**

Investments include equity instruments in domestic entities.

The Company holds an investment in equity securities. The Company classifies investments in equity securities as trading, available-for-sale or held-to-maturity. As of December 31, 2012, all of the Company's marketable securities are classified as available-for-sale and recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date, if available, or if not readily marketable, using internal valuation models. Changes in the fair value of available-for-sale securities are included in other comprehensive income, a separate component of member's equity, unless such changes are deemed to be other-than-temporary, which are recognized in the statement of income. Gains and losses on sales of securities are recorded on the trade date and are determined using the specific-identification method.

**Income Taxes**

As a single member limited liability company, the Company is required to report all items of income, credit, deduction and loss in the tax returns of the Company's sole member, MMP. Accordingly, no Federal income taxes are provided for by the Company in the accompanying financial statements.

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Income Taxes** (continued)

As of December 31, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest and penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

For 2011, MMP filed income tax returns in the U.S. Federal jurisdiction, the states of Arizona, California, Maryland, Michigan, New York and South Carolina, the Commonwealth of Pennsylvania, and the District of Columbia. Currently, the 2011, 2010 and 2009 income tax returns are open and subject to examination. MMP is not currently under audit by any income tax jurisdictions.

**Financial Statement Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

**Cash Flow Statement**

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

The Company maintains its cash balances in two financial institutions located in the Washington, DC metropolitan area. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. All non-interest bearing accounts are fully insured through 2012. At December 31, 2012, the Company had cash balances in excess of FDIC insurance limits of $10,058,355.

The Company did not pay any interest or income taxes in 2012.

**Advertising Costs**

Costs incurred for advertising are expensed as incurred and amounted to $25,851 for the year ended December 31, 2012.

**Fair Value Measurements**

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value focuses on the price that would be received to sell the asset or paid to transfer the liability regardless of whether an observable liquid market price existed (an exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Fair Value Measurements** (continued)

Level 1 - inputs to the valuation methodology are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and market-corroborated inputs. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques (market, cost, or income approach). The market approach evaluates prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The cost approach evaluates the amount that would be required to replace the service capacity of an asset (i.e., replacement cost). The income approach uses techniques that convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

*Common stocks:* Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

**Subsequent Events**

The date to which events occurring after December 31, 2012, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 20, 2013, which is the date on which the financial statements were available to be issued.

## 2. INVESTMENTS

The amortized cost and fair values of securities as shown in the statement of financial condition of the Company at December 31, 2012 are as follows:

| | Amortized Costs | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available-for-sale equity securities | $ 7,875 | $ 5,250 | $ - | $ 13,125 |

The investments held by the Company at December 31, 2012 consisted of common stock in one company, a mortgage real estate investment trust, which has been classified as an available-for-sale security. The balance of accumulated other comprehensive income as presented on the statement of changes in member's equity relates to unrealized gains on this stock. In 2012, these shares increased in value by $2,625 and were recorded in other comprehensive income included in member's equity on the statement of financial condition. There was no interest or dividends for the year ended December 31, 2012.

## 3. FAIR VALUE MEASUREMENTS

The following table presents the Company's assets measured at fair value on a recurring basis at December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Available-for-sale equity securities | $ 13,125 | $ - | $ - | $ 13,125 |

## 4. RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. Also, the Company periodically makes advances to MMP in accordance with the expense sharing agreement. As of December 31, 2012, the Company owed MMP $87,862.

MMP had a revolving line of credit for which MMP had pledged its membership interests of the Company as collateral for the borrowing. The Chairman of MMP also served as the Vice Chairman of the bank that provided the revolving line of credit. The line of credit was terminated prior to December 31, 2012 as a condition of the agreement. In 2012, the Company paid consulting fees to the Chairman of MMP in the amount of $72,000.

The Company participates in the 401(k) retirement plan (the Plan) offered by MMP. Participants in the Plan may contribute up to 90 percent of their compensation, as defined; the Company may make certain matching contributions under a formula set forth in the Plan's documents. The Company made employee matching contributions of $99,444 for the year ended December 31, 2012.

4. **RELATED PARTY TRANSACTIONS** (continued)

MMP is a minority owner in a minority women-owned business, Forza Advisors LLC (Forza). The CEO, and majority owner of Forza, was formerly and continues to be an employee of the Company. Under the terms of a Support Services Agreement among Forza and the Company, Forza completed certain valuation and loan sale services for the Company.

For the year ended December 31, 2012, Forza accounted for approximately $2,172,000 of the Company's management and professional fees. As of December 31, 2012, the Company owed Forza approximately $150,000.

As of December 31, 2012, the Company was owed $516,274 from the principals of MMP for personal expenses advanced by the Company.

5. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Act and member of FINRA, the Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2012 the Company had net capital of $7,412,520, which exceeded minimum net capital requirements by $7,237,548.

6. **CONCENTRATIONS**

As of December 31, 2012, two customers accounted for 86 percent of the Company's accounts receivable balance (58 percent and 28 percent, respectively) prior to the assignment of receivables (see Note 1).

For the year ended December 31, 2012, two customers accounted for 40 percent of advisory fee revenue (22 percent and 18 percent, respectively).

7. **LEASE AGREEMENTS**

In accordance with its expense sharing agreement with MMP, the Company recognizes a portion of rent expense for its Washington, DC office which is incurred by MMP. The Company has an agreement to lease office space in Florida through June 2014. The Company also has agreements to lease office space in California and New York on a month-to-month basis. Occupancy expense, including $277,039 allocated from MMP for office space in Washington, DC, amounted to $452,076 for the year ended December 31, 2012. The lease agreements for the California and Florida locations were to be assigned to Houlihan subsequent to the closing of the agreement.

8. **CONTINGENCIES**

The Company, from time to time, is subject to routine litigation incidental to its business. While the final resolution of any matter may have an impact on the Company's financial results for a particular reporting period, management believes the ultimate disposition of any such litigation would not have a materially adverse effect upon the financial position of the Company.

## 9. SALE OF ASSETS

The Company entered into an Agreement to sell substantially all of the Company's business as of December 31, 2012. In accordance with the terms of the Agreement, the Company and its Parent (MMP) sold certain assets and liabilities to Houlihan in exchange for consideration received in 2012 as well as consideration to be received in the future based on revenue that is generated by the Company's employees for each of the next three fiscal years.

Pursuant to the purchase Agreement with Houlihan and subject to certain limitations set forth therein, MMP, Milestone Advisors LLC and each of the MMP principals agreed jointly and severally to indemnify Houlihan and its affiliates, employees and agents for breaches of the representations, warranties, covenants and certain other obligations contained in the purchase Agreement, as well as identified pre-closing matters and other specifically excluded liabilities.

The Company and MMP received total consideration in 2012 of $16,399,000, of which $11,154,624 was to be paid in cash, and the remaining $5,244,376 in the form of a variable interest bearing note. The balance of the note was collected in January 2013.

The gross cash proceeds were reduced, as indicated below, by an amount that was paid to MMP for assets purchased from MMP and an amount held in escrow by Houlihan.

| | |
|---|---|
| Gross proceeds for Company and MMP | $ 11,154,624 |
| Less: amount paid to MMP | (100,000) |
| Less: amount held in escrow by Houlihan | (100,000) |
| | $ 10,954,624 |

The purchase Agreement further stipulated that Houlihan would retain all of the Company's employees as well as the rights to all of the Company's existing client engagements, subject to completion of assignments and transfer provisions contained in the engagement letters. The Company's employees will work with their individual clients to have the existing engagement letters assigned to Houlihan as quickly as possible in 2013, and all new engagements after December 31, 2012 will be completed under the name of Houlihan. Once all client engagements have been either completed or transferred to Houlihan, the Company will file a Form BDW, Uniform Request for Withdrawal from Broker Dealer Registration with FINRA to withdraw its membership as a registered broker-dealer.

The chart below depicts those assets and liabilities that were purchased in the transaction on a proforma basis before and after the sale. Assets purchased by Houlihan included prepaid expenses, property and equipment, and security deposits. The liabilities purchased included accounts payable and accrued liabilities, as well as the deferred rent liability.

## 9. SALE OF ASSETS (continued)

A summarized balance sheet as of December 31, 2012, before and after the sale transaction, is included below.

| | Before Sale | Assets and Liabilities Sold | Subtotal | Consideration for Sale | After Sale |
|---|---|---|---|---|---|
| Cash | $ 17,044 | $ 658,001 | $ (640,957) | $ 10,954,624 | $ 10,313,667 |
| Note receivable | - | - | - | 5,244,376 | 5,244,376 |
| Accounts receivable | 4,349,620 | - | 4,349,620 | - | 4,349,620 |
| Prepaid expenses | 98,772 | 98,772 | - | - | - |
| Due from employees | 516,274 | - | 516,274 | - | 516,274 |
| Other assets | - | - | - | 100,000 | 100,000 |
| Property and equipment, net | 45,463 | 45,463 | - | - | - |
| Security deposits | 12,440 | 12,440 | - | - | - |
| Investments, at fair value | 13,125 | - | 13,125 | - | 13,125 |
| | $ 5,052,738 | $ 814,676 | $ 4,238,062 | $ 16,299,000 | $ 20,537,062 |
| Bank overdraft payable | $ 2,281,018 | $ - | $ 2,281,018 | $ - | $ 2,281,018 |
| Accounts payable and accrued liabilities | 2,481,867 | 336,458 | 2,145,409 | - | 2,145,409 |
| Purchase price adjustment to Houlihan | - | (112,517) | 112,517 | - | 112,517 |
| Due to parent | 87,862 | - | 87,862 | - | 87,862 |
| Deferred rent | 3,453 | 3,453 | - | - | - |
| Deferred revenue | 640,514 | - | 640,514 | - | 640,514 |
| | 5,494,714 | 227,394 | 5,267,320 | - | 5,267,320 |
| Member's Equity | (441,976) | 587,282 | (1,029,258) | 16,299,000 | 15,269,742 |
| Total Liabilities and Member's Equity | $ 5,052,738 | $ 814,676 | $ 4,238,062 | $ 16,299,000 | $ 20,537,062 |

$100,000 of the proceeds from the sale was paid directly to MMP.

## 10. SUBSEQUENT EVENTS

The Company made a distribution of $8,250,000 to its sole member in January 2013.

# SUPPLEMENTARY INFORMATION

# MILESTONE ADVISORS LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

| | |
|---|---|
| **Net Capital** | |
| Member's equity | $ 15,269,742 |
| Addition for discretionary bonuses | 2,107,090 |
| Adjusted Net Worth | 17,376,832 |
| **Deductions for Non-allowable Assets** | |
| Note receivable | 5,244,376 |
| Accounts receivable, net of related deferred revenue balance of $259,083 | 4,090,537 |
| Due from employees | 516,274 |
| Other assets | 100,000 |
| Investments | 13,125 |
| | 9,964,312 |
| **Net Capital** | 7,412,520 |
| **Minimum Net Capital Requirement - the greater of 6 2/3 percent of aggregate indebtedness of $2,624,577 or minimum net capital requirement $5,000** | 174,972 |
| Excess Net Capital | $ 7,237,548 |
| **Ratio of Aggregate Indebtedness to Net Capital** | 35.41% |
| **Schedule of Aggregate Indebtedness** | |
| Bank overdraft payable | $ 2,281,018 |
| Deferred revenue | 104,861 |
| Due to parent | 87,862 |
| Accounts payable and accrued liabilities, net of discretionary bonuses of $2,107,090 | 150,836 |
| | $ 2,624,577 |
| **Reconciliation with the Company's Computation (included in Part IIA of Form X-17 A-5 as of December 31, 2012)** | |
| Net capital, as reported in Company's Part IIA (unaudited) Focus report - amended | $ 7,412,520 |
| **Net Capital per Above** | $ 7,412,520 |

MILESTONE ADVISORS LLC

# STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of the rule.

THOMPSON,
GREENSPON
& CO.,P.C.

Certified Public Accountants
Management Consultants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)**

Board of Directors
Milestone Advisors LLC
McLean, Virginia

In planning and performing our audit of the financial statements of Milestone Advisors LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from



4035 Ridge Top Road, #700, Fairfax, Virginia 22030 (703) 385-8888 FAX (703) 385-3940
E-Mail Address - tgcinfo@tgccpa.com Home Page Address - http://www.tgccpa.com
*Member of American Institute of Certified Public Accountants Division for CPA Firms*

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Fairfax, Virginia
February 20, 2013

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

## Milestone Advisors LLC

December 31, 2012

THOMPSON,
GREENSPON
& CO.,P.C.

Certified Public Accountants
Management Consultants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SECURITY INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION**

Board of Directors
Milestone Advisors LLC:
McLean, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Milestone Advisors LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the Statement of Income by Quarter and the annual audited financial statements, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the Statement of Income by Quarter, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

4035 Ridge Top Road, #700, Fairfax, Virginia 22030 (703) 385-8888 FAX (703) 385-3940
E-Mail Address - tgcinfo@tgccpa.com Home Page Address - http://www.tgccpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Fairfax, Virginia
February 20, 2013